CRO AN OIFIG UM CHLÁRÚ CUIDEACHTAÍ
COMPANIES REGISTRATION OFFICE

B7

Variation of company capital as prescribed under
Section 83(6) Companies Act 2014

(This form also serves as notice of alteration of share capital under section 92(1) Companies Act 2014)

Company number

1 4 5 8 3 5

CRO receipt date stamp & barcode

Please complete using black typescript or BOLD CAPITALS, referring to explanatory notes

Company name *in full*

ICON Public Limited Company

Description of change *note one*

2,921 shares, with a par value of €0.06 per share, in the capital of ICON Public Limited Company (the "Company") were redeemed by the Company and upon redemption were subsequently cancelled out of the issued share capital of the Company.

Date effective

Day	Month	Year
04	12	2017

Certification

I hereby certify that the particulars contained in this form are correct and have been given in accordance with the Notes on Completion of Form B7.

Signature [signature]

Name *in bold capitals or typescript* Diarmaid Cunningham

☐ Director ☑ Secretary *note two*

Date 15/12/2017

Presenter details

Name: ICON plc
Address: South County Business Park, Leopardstown, Dublin 18, Ireland

Telephone: 01 256 4529
Fax number:
Email: erina.fox@iconplc.com
Contact person: Erina Fox
Dx Number/Exchange:
Reference number: